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                                                           EXHIBIT 37







                                                      WESLEY W. VON SCHACK
[NYSEG LOGO]                                          CHAIRMAN, PRESIDENT AND
                                                      CHIEF EXECUTIVE OFFICER





TO NYSEG Managers:

Today, our Board of Directors responded to CalEnergy. I wanted to make sure you were thoroughly apprised and in a position to communicate with the employees and customers for whom you are responsible. Attached are copies of our press release and letter to employees, as well as talking points you should use to communicate with employees and customers.

To summarize, the Board unanimously determined that CalEnergy's unsolicited takeover is not in the best interests of the Company or its stakeholders, including shareholders, customers, and employees. The Board intends to take all actions necessary to protect these interests.

The Board reached its decisions after careful analysis of a number of factors. These include 1. concerns about CalEnergy's operating experience; 2. the complete absence of any regulatory plan; 3. the offer is financially inadequate; and 4. CalEnergy is attempting to exploit the artificial depression of NYSEG's stock price.

In that regard, the Board noted that NYSEG has reached an agreement in principle with the New York State Public Service Commission which is an important milestone in putting an end to much uncertainty. We believe this agreement will be beneficial to NYSEG's customers, shareholders and communities.

Previously, pending the Board's decision, NYSEG was constrained in how it could respond. Beginning today, we are at liberty to fully inform all constituents with an interest in NYSEG about the significant concerns the Board has about CalEnergy's hostile takeover proposal.

For one thing, it is NYSEG, not CalEnergy, that is working hard to bring prices down. Following many months of negotiation, we announced today an agreement with the New York Public Service Commission (PSC) Staff on a plan that freezes prices under a hard five-year price cap and encourages economic development.
The aggregate value of the revenue concessions is nearly $600 million. This agreement will now be presented to all the interested parties and an Administrative Law Judge, who is expected to issue a recommended decision by the end of October.

If preparing for competition is the issue, NYSEG is also well down this road. We have already demonstrated our ability to thrive in a competitive natural gas environment.

CalEnergy no doubt employs a number of hard-working and talented people -- just as we do. But it is not telling the whole story about competition. Many analysts have pointed out that one of the key factors behind CalEnergy's revenue growth has been its government-mandated, above-market, energy purchase agreements under which utilities, such as NYSEG, are compelled to subsidize independent power producers, such as CalEnergy. As you know, our largest such contract is with CalEnergy's


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subsidiary, Saranac Power Partners, and costs NYSEG customers well in excess of
$100 million annually in payments above market value. Few companies in America have benefitted from government regulation as much as CalEnergy. And CalEnergy can't do any more than NYSEG to reduce electric prices except renegotiate the unfair prices it charges our customers.

CalEnergy is the problem, not the solution. We will continue to operate our business in the best interests of all our stakeholders.

CalEnergy has engaged in a set of tactics, including its stake-out tender offer for 9.9% of our stock and a massive PR and ad campaign, designed to put pressure on our Board and to mislead the financial markets and our customers, employees and communities into believing that a change in control of NYSEG is imminent.

But, for all the smoke and mirrors CalEnergy has attempted to conjure, in reality it has not even begun to put a real offer on the table.

We are commencing litigation alleging CalEnergy's misuse of NYSEG's confidential information in violation of a confidentiality agreement and failure to disclose highly material information regarding its takeover attempt, as well as its failure to disclose major obstacles that would substantially delay, and could prevent, CalEnergy from proceeding on a hostile basis with any takeover attempt.

If CalEnergy persists, this is likely to be a lengthy battle for control.
Please try to keep your people focused on the job at hand. Our best strategy is to continue to provide our customers with the highest levels of safety, service and reliability.

I want to personally thank you for your hard work and support and will continue to keep you informed of key developments.

                                  Sincerely,


                                  /s/ Wesley W. von Schack